                                                                    Exhibit 99


CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below.

CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company has no committed external sources of capital. Based on its 1998 operating plan, the Company anticipates that it will require approximately $8,000,000 of additional funds from external sources no later than the beginning of the third quarter of 1998 to meet its capital requirements and continue its operations for the balance of the third quarter and the remainder of 1998. The Company is currently in negotiations with a number of potential sources of financing to obtain additional funding. No assurance can be given that such financing will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders will result. Additionally, the terms of the financing may adversely affect the holdings or the rights of the then existing stockholders.

     If adequate funds are not available, the Company may be required to significantly curtail one or more of its product development programs or product commercialization efforts, obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products which the Company would otherwise pursue on its own or significantly scale back or terminate operations.

     The Company's future capital requirements will depend on many factors, including continued progress in its product development programs, the magnitude of these programs, the results of preclinical studies and clinical trials, the time and cost involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, enforcing and defending patent claims, competing technological and market developments, the ability of the Company to maintain and, in the future, expand its sales and marketing capability and product development, manufacturing and marketing relationships, and the costs and success of commercialization activities and arrangements, particularly the level of product sales. The Company's business strategy requires a significant commitment of funds to conduct clinical testing of potential products, to pursue regulatory approval of such products and maintain sales and marketing capabilities and manufacturing relationships necessary to bring such products to market.


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

EARLY STAGE OF DEVELOPMENT; HISTORY OF OPERATING LOSSES AND CUMULATIVE DEFICIT

     Ascent has incurred net operating losses since its inception. At December 31, 1997, the Company's cumulative deficit was approximately $32,378,000. Such losses have resulted primarily from costs incurred in the Company's product development programs, general and administrative costs associated with the Company's product development and costs associated with raising equity capital and the establishment of the Company's sales force. The Company first began to market products in the second half of 1997 and most of its products are still in development.

     The Company expects to incur additional operating losses over at least the next two years, as it continues its product development programs and incurs the costs of maintaining its marketing and sales capabilities, and expects cumulative losses to increase. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. The Company's ability to achieve profitability is dependent in part upon obtaining regulatory approval for new products, commercial acceptance of products that are introduced to the market after required approvals have been obtained, the successful development and commercialization of its products and sales of such products and margins on such sales. There can be no assurance that the Company will obtain required regulatory approvals, successfully develop, commercialize, manufacture and market its products or ever achieve sales or profitability.

UNCERTAINTY RELATED TO APPROVAL OF PRIMSOL TRIMETHOPRIM SOLUTION

     In 1996, the Company filed two NDA's covering 25mg and 50mg strengths of Primsol trimethoprim solution for the treatment of acute otitis media ("AOM"), or middle ear infection, for children age six months to 12 years. In June 1997, the FDA approved the Company's NDA for its 25mg strength of Primsol solution. The Company's NDA for its 50mg strength of Primsol solution is still pending. In February 1998, the Company received a letter from the FDA citing certain deficiencies in the Company's NDA for the 50mg strength. There can be no assurance as to when or if the Company will receive approval of such NDA.

     Ascent plans to introduce the 50mg improved formulation as the Primsol solution product that it brings to market. If the FDA were not to grant marketing approval of the 50mg strength of Primsol solution for this indication, or if there were significant delays in such approval, the business, financial condition and operating results of the Company would be adversely affected, possibly materially. See "Item 1. Business -- Products and Products Under Development -- Primsol Trimethoprim Solution."

PRODUCTS IN DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

     Ascent has introduced only one internally-developed product, Pediamist nasal saline spray, into the market. Although the Company has completed development of certain other products and has filed with the FDA applications for marketing approval, many of the Company's product candidates are in development and require additional formulation, preclinical studies, clinical trials and regulatory approval prior to any commercial sales. With respect to certain product candidates, the Company must successfully address a number of technological challenges to complete its development efforts. In addition, there can be no assurance that the Company will be permitted to undertake and complete human clinical trials of certain of the Company's potential products, either in the United States or elsewhere, or, if permitted, that such products will be demonstrated to be safe and efficacious. The administration of any product the Company develops may produce undesirable side effects that could result in the interruption, delay or suspension of clinical trials. In addition, there can be no assurance that any of the Company's product candidates will obtain the approval of the FDA or other regulatory approvals or that any approved product will be capable of being produced in commercial quantities at reasonable cost and successfully marketed.

LIMITED SALES AND MARKETING EXPERIENCE

     The Company markets and sells its products in the United States through its own dedicated marketing staff and sales force. The Company only recruited its marketing staff and sales force in the second half of 1997 and has limited experience in marketing and sales. The Company believes that its success will depend in significant part upon its ability to maintain a dedicated marketing staff and sales force capable of promoting its products. However, there can be no assurance that the Company will be able to maintain the marketing staff


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

and sales force that it has recruited, that the cost of establishing and maintaining this marketing staff and sales force will be justifiable in light of product revenues or that the Company's marketing and sales efforts will be successful. Should the Company fail in its marketing and sales efforts, its business, financial condition and operating results would be materially adversely affected. See "Item 1. Business -- Sales and Marketing."

UNCERTAINTY OF MARKET ACCEPTANCE OF PRODUCTS

     Although many of the Company's product candidates are reformulations of compounds marketed by other manufacturers, there can be no assurance that these products or other current or future products of the Company will achieve market acceptance. The commercial success of the Company's products and products under development, when and if any required approval for marketing by the FDA or any other regulatory agency is obtained, will depend, in significant part, on such products' efficacy, side effect profile, taste, dosing frequency, method of administration, patent and other proprietary position, brand name recognition and price. Another important factor will be the timing of market introduction of the Company's or competitive products. Earlier entrants in the market often obtain and maintain significant market share relative to later entrants.

     The commercial success of the Company's products also will depend in significant part upon their acceptance by pediatricians, pediatric nurses and third party payors (particularly managed care providers). Acceptance of the Company's products by pediatricians, pediatric nurses and third party payors will in turn be dependent upon the success of the Company's marketing and sales activities. There can be no assurance that pediatricians, pediatric nurses and third party payors will accept the Company's products on a timely basis or at all. In addition, in order to stimulate demand for its products, the Company may be required to, among other things, offer substantial price discounts. Failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION

     Competition in the pediatric pharmaceutical market is intense. Several large pharmaceutical companies with significant research, development, marketing and manufacturing operations market pediatric products in addition to products for the adult market. These competitors include Glaxo Wellcome Inc., Eli Lilly and Company, the Ortho-McNeil Pharmaceutical Division of Johnson & Johnson Inc., Pfizer Inc., the Ross Products Division of Abbott Laboratories Inc., Schering-Plough Corporation and the Wyeth-Lederle Vaccines and Pediatrics Division of American Home Products, Inc.

     Many of the companies against which Ascent competes have substantially greater name recognition and greater financial, technical and human resources than Ascent. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical testing and human clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals of products for use in health care. Accordingly, the Company's competitors may succeed in obtaining FDA or other regulatory approvals for products more rapidly than the Company. Furthermore, Ascent competes against these larger companies with respect to manufacturing efficiency and marketing capabilities, areas in which Ascent has limited or no experience. These competitors may introduce competitive pricing pressures that may adversely affect Ascent's sales levels and margins. Moreover, many of these competitors offer well established, broad product lines and services not offered by the Company. Many of the products and services offered by these competitors have well known brand names that have been promoted over many years.

     The Company expects to market many of its product candidates as alternative treatments for pediatric indications for which products with the same active ingredient are well entrenched in the market. For example, the Company intends to market Primsol, a trimethoprim antibiotic, for the treatment of AOM, an indication for which pediatricians often prescribe the well-known combination therapies Bactrim and Septra, which also contain trimethoprim. Similarly, Feverall controlled-release beads will compete against Tylenol liquid for children. The Company's product candidates also will face competition from other products that do not contain the same active ingredient but are used for the same indication and are well entrenched within the pediatric market. For example, Primsol solution will compete against other antibiotics, including amoxicillin. Moreover, many of the Company's potential products that are reformulations of existing drugs of other manufacturers may have limited patent or other competitive protection. There can be no assurance that




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

pediatricians, pediatric nurses and third party payors will prefer the Company's products to existing products. See "Item 1. Business -- Competition."

     The Company plans to apply for three year protection for certain products under the Waxman-Hatch Act from the approval of a potential competitor's ANDA which is based on the Company's clinical trial results. There can be no assurance that any of the Company's products will qualify for protection under the Waxman-Hatch Act or, if any product does so qualify, that the statutory protection will enhance the competitive position of such product. See "Item 1. Business -- Government Regulation."

UNCERTAINTY OF IDENTIFICATION OR ACQUISITION OF NEW PRODUCT CANDIDATES AND NEW TECHNOLOGIES

     The success of the Company depends in part upon its ability to identify and develop or obtain rights to pharmaceuticals suitable for pediatric use. There can be no assurance that the Company will be successful in identifying and developing pharmaceuticals suitable for pediatric use or in acquiring such rights. The Company's success also depends upon its ability to apply its drug delivery and reformulation technologies to produce proprietary products. There can be no assurance that the Company will be able to develop additional technologies or obtain rights from third parties to additional technologies on reasonable terms, or at all.

UNPROVEN SAFETY AND EFFICACY OF PRODUCTS; UNCERTAINTIES RELATED TO CLINICAL
TRIALS

     In order to obtain regulatory approval for the commercial sale of many of its products, the Company is conducting or plans to conduct clinical trials to demonstrate that such products are safe and effective. There can be no assurance that any of these clinical trials will be successfully completed within any specified time period, if at all. The results from early clinical trials may not be predictive of results that will be obtained in large-scale clinical trials, and there can be no assurance that the Company's clinical trials will demonstrate the safety and effectiveness of any products or will result in marketable products.

     The rate of completion of the Company's clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Historically, recruiting children to participate in clinical trials has been difficult, as parents are reluctant to permit their children to take experimental medications. Delays in planned patient enrollment may result in increased costs, program delays, or both, which could have a material adverse effect on the Company.

     The Company has contracted with clinical research organizations for the conduct of all of its clinical trials and expects to continue to do so for the foreseeable future. There can be no assurance that such entities will conduct the clinical trials successfully. The Company relies on scientific, technical and clinical data supplied by its academic and industry collaborators and licensors in the design, development and evaluation of product candidates. There can be no assurance that there are no errors or omissions in such data that would materially adversely affect the development of these products.

NO ASSURANCE OF REGULATORY APPROVAL; EXTENSIVE GOVERNMENT REGULATION

     The production and the marketing of the Company's products and the Company's ongoing product development activities are and will be subject to extensive regulation by numerous federal, state and local governmental authorities in the United States and abroad. The Company has had only limited experience in filing or pursuing applications necessary to gain regulatory approvals. Preclinical testing of the Company's product candidates is subject to Good Laboratory Practice ("GLP") requirements and the manufacture of products is subject to Good Manufacturing Practice ("GMP") requirements prescribed by the FDA.

     Many of the products that the Company is developing are subject to the NDA regulatory process. This process generally includes preclinical studies, clinical trials and ongoing post-approval testing of each compound to establish or monitor its safety and effectiveness for the intended indications, typically takes many years and requires the expenditure of substantial resources. The Company has limited experience in filing or pursuing applications necessary to gain regulatory approval. There can be no assurance that, even after the performance of clinical studies and the expenditure of resources, regulatory approval will be obtained for any products developed by the Company on a timely basis, if at all. The Company's analysis of data obtained from


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

preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities which could delay, limit or prevent FDA regulatory approval. The Company or the FDA may suspend clinical trials at any time if the participants in such trials are being exposed to unanticipated or unacceptable health risks. Moreover, if regulatory approval to market a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. See "Item 1. Business -- Government Regulation."

     Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. FDA policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's product candidates. In addition, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. There can be no assurance that additional statutes or regulations applicable to the Company's business will not be adopted, impose substantial additional costs upon or otherwise adversely affect the Company's operations.

     The Company is also subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of its products. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval set forth above. There can be no assurance that foreign regulatory approvals will be obtained on a timely basis, if at all.

DEPENDENCE ON THIRD PARTY MANUFACTURING; RISKS RELATED TO SOLE SOURCE OF SUPPLY

     The Company has no manufacturing facilities and has to date relied, and plans in the future to rely, upon third parties to manufacture the Company's products in accordance with GMP for preclinical testing, clinical trial and commercial purposes. In addition, the Company has not arranged for the production of certain of its product candidates in commercial quantities, and it is possible that the Company will encounter difficulties in scaling up the production of these product candidates. Although there are a number of manufacturers that operate under GMP regulations capable of manufacturing certain of the Company's products, in the event that the Company is unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, it may not be able to develop and commercialize its products as planned. Where third-party arrangements are established, the Company will depend upon such third parties to perform their obligations in a timely manner. There can be no assurance that third parties depended upon by the Company will perform and any failures by third parties may delay clinical trial development or the submission of products for regulatory approval, impair the Company's ability to commercialize its products as planned and deliver products on a timely basis, or otherwise impair the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and operating results.

     Certain of the Company's supply arrangements require that Ascent buy all of the Company's requirements of a particular product exclusively from the other party to the contract. Moreover, for many of its products, Ascent has qualified only one supplier, even though the contractual arrangement with the supplier may permit Ascent to qualify an alternative manufacturer. Any interruption in supply from any of the Company's manufacturers or the inability of these manufacturers to manufacture the Company's products in accordance with GMP could have a material adverse effect on the Company's business, financial condition and operating results. See "Item 1. Business -- Manufacturing and Distribution."

     In the future, the Company may establish its own manufacturing facilities if it becomes economically attractive to do so. In order for the Company to establish a manufacturing facility, the Company would require substantial additional funds and be required to hire and retain significant additional personnel and comply with the extensive GMP regulations of the FDA.




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

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS

     The Company's success depends in part on its ability to develop patentable products and obtain patent or other proprietary rights protection for its products, both in the United States and in other countries. The Company intends to file applications as appropriate for patents and other protection covering both its products and processes. However, the patent positions of pharmaceutical firms, including Ascent, are generally uncertain and involve complex legal and factual questions. Moreover, because the Company's product candidates are reformulations of existing off-patent drugs, any patent protection afforded will be significantly narrower than a patent on the active ingredient itself. In particular, the Company does not expect that composition-of-matter patent protection will be available for the active ingredients in its products. No assurance can be given that patents will issue from any patent applications owned by or licensed to the Company or that, if patents do issue, the claims allowed will be sufficiently broad to protect the Company's products or technology. In addition, no assurance can be given that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company.

     The commercial success of the Company will also depend in part on its neither infringing patents or other proprietary rights granted to competitors or others nor breaching the technology licenses upon which the Company's products are based. The Company's licenses of third party patents and patent applications impose various commercialization, sublicensing, royalty and other payment, insurance and other obligations on the Company. Failure of the Company to comply with these requirements could result in termination of the licenses. Competitors of the Company and other third parties hold issued patents and pending patent applications which may result in claims of infringement against the Company or other patent-related litigation. There can be no assurance that the Company will be able to successfully obtain a license to any technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost or on an exclusive basis. Failure by the Company to obtain a license to any technology that it may require to commercialize its products could have a material adverse effect on the Company.

     The pharmaceutical industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which could result in substantial cost to the Company, may be necessary to enforce any patents issued or licensed to the Company and/or to determine the scope and validity of others' proprietary rights. Competitors of the Company and other third parties hold issued patents and pending patent applications relating to aspects of the Company's technology, and it is uncertain whether these patents and patent applications will require the Company to alter its products or processes, pay licensing fees or cease activities. The Company also may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions, which could result in substantial cost to the Company. Furthermore, the Company may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products which would compete unfairly with products of the Company.

     The Company relies on trade secret and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, advisors and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's business, financial condition and operating results.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND ADEQUATE REIMBURSEMENT; NEED FOR INCLUSION ON FORMULARIES

     The Company's ability to commercialize its products successfully depends in part on the extent to which appropriate reimbursement levels for the cost of such products are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which control or significantly influence the purchase of health care services and products, as well as legislative proposals to reduce government insurance programs, may all result in lower prices for the Company's


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

products. The cost containment measures that health care providers are instituting could affect the Company's ability to sell its products and may have a material adverse effect on the Company.

     Thus, there can be no assurance that reimbursement in the United States or foreign countries will be available for any of the Company's products, or if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, the Company's products. The unavailability or inadequacy of third-party reimbursement for the Company's products would have a material adverse effect on the Company's business, financial condition and operating results.

     Managed care providers generally maintain formularies, or lists of products, that such providers have approved for use and reimbursement. The Company plans to seek to have its products included on such formularies. There can be no assurance that the Company's products will be included on the formularies of managed care providers on a timely basis, or at all. The Company's success in obtaining inclusion of its products on managed care formularies will materially affect the Company's business, financial condition and operating results.

POTENTIAL PRODUCT LIABILITY EXPOSURE AND INSURANCE

     The use of the Company's products in human clinical trials and the commercial sale of such products may expose the Company to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of human therapeutic pharmaceuticals. Product liability claims might be made directly by consumers, health care providers or by licensees, distributors or others selling such products. There can be no assurance that product liability claims, if made, would not result in a recall of the Company's products or a change in the indications for which they may be used. Ascent has limited product liability insurance coverage, and such coverage is subject to various deductibles. Such coverage is expensive, and no assurance can be given that the Company will be able to maintain or obtain such insurance at reasonable cost or in sufficient amounts to protect the Company against losses due to liability claims that could have a material adverse effect on the Company.

ATTRACTION AND RETENTION OF KEY EMPLOYEES

     The Company is highly dependent on the principal members of its management and scientific staff, particularly Dr. Clemente, the Company's Chairman, the loss of whose services could have a material adverse effect on the Company. Also, recruiting and retaining qualified scientific personnel to perform product development work in the future will be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain such highly skilled personnel on acceptable terms given the competition among numerous pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists. The Company does not carry key-man insurance with respect to any of its executive officers other than Dr. Clemente.

     The Company's anticipated growth and expansion into areas and activities requiring additional expertise are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS RELATED TO POSSIBLE ACQUISITIONS

     The Company may expand its operations or product offerings through the acquisition of businesses, products or technologies. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expense, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and operating results. In addition, there can be no assurance that acquired businesses, products or technologies, if any, will achieve anticipated revenues and earnings



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

DEPENDENCE ON COLLABORATORS; COPROMOTION ARRANGEMENTS

     In addition to the manufacturing of product candidates and products, the Company is dependent upon third parties with respect to significant other aspects of its operations, including product design and formulation work, conduct of clinical trials, marketing to managed care organizations and product distribution. There can be no assurance that the Company will be able to enter into future collaborative arrangements with respect to these matters or as to whether any of the Company's existing or future relationships will be successful. The success of any such arrangement is dependent on, among other things, the skills, experience and efforts of the third party, the third party's commitment to the arrangement and the financial condition of the third party, all of which are beyond the control of the Company.

     The Company plans to enter into arrangements to copromote certain pharmaceutical products of third parties to pediatricians in the United States. To date, the Company has entered into a four-year copromotion agreement with Bristol-Myers Squibb to market Bristol-Myers Squibb's Duricef oral suspension product. See "Item 1. Business -- Products and Products Under Development -- Duricef Oral Suspension." There can be no assurance that the Company will be able to enter into future arrangements or as to whether any of the Company's existing or any future copromotion arrangements will be successful. The success of any such arrangement is dependent on, among other things, the third party's commitment to the arrangement, the financial condition of the third party and market acceptance of the third party's products.

RELIANCE ON THIRD PARTIES FOR CERTAIN SALES AND MARKETING AND DISTRIBUTION ACTIVITIES

     The Company plans to sell its pediatric products in international markets through distribution, licensing and similar arrangements and to sell its products for adult indications in the United States and in international markets through similar arrangements. To date, the Company has not entered into any material arrangements of this nature. To the extent the Company enters into such arrangements with third parties, any revenues the Company receives will depend upon the efforts of such parties. There can be no assurance that any third party will market the Company's products successfully or that any arrangements with third parties will be on terms favorable to the Company. If a third party does not market the Company's products successfully, the Company's business, financial condition and operating results would be adversely affected, possibly materially. If Ascent's plan to rely on third parties for certain aspects of marketing and selling the Company's products is unsuccessful for any reason, Ascent may need to forgo international and adult market opportunities or recruit and train a larger marketing staff and sales force and establish a larger distribution capability than it currently anticipates doing, which would entail the incurrence of significant additional costs.

     Ascent distributes its products through a third party distribution warehouse. The Company has no experience with the distribution of products and relies on the third party distributor to perform various functions on behalf of the Company, including order entry, customer service and collection of accounts receivable. The success of this arrangement is dependent on, among other things, the skills, experience and efforts of the third party distributor, all of which are beyond the control of the Company.

UNCERTAINTY OF HEALTH CARE REFORM MEASURES

     Federal, state and local officials and legislators (and certain foreign government officials and legislators) periodically propose or consider proposing a variety of reforms to the health care systems in the United States and abroad. The Company cannot predict what health care reform legislation, if any, will be enacted in the United States or elsewhere or when such legislation will be enacted. Significant changes in the health care system in the United States or elsewhere are likely to have a substantial impact over time on the manner in which the Company conducts its business and could have a material adverse effect on the Company. The existence of pending health care reform proposals could have a material adverse effect on the Company's ability to raise capital. Further, to the extent that proposals have a material adverse effect on other pharmaceutical companies that are prospective collaborators with the Company, the Company's ability to establish collaborative commercial relationships may be adversely affected.



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